November 8, 2018

Ware H. Grove
Chief Financial Officer
CBIZ, Inc.
6050 Oak Tree Boulevard, South
Suite 500
Cleveland, Ohio 44131

       Re: CBIZ, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Filed March 1, 2018
           Form 10-Q for the Quarterly Period Ended September 30, 2018 Filed November 1, 2018
           File No. 001-32961

Dear Mr. Grove:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-Q for the Quarterly Period Ended September 30, 2018

Notes to the Condensed Consolidated Financial Statements
Note 3. Revenue, page 12

1. We note that you have applied the practical expedient related to commissions and continue to expense the commissions as incurred since the majority of your contract periods are one year or less. We also note that you have applied the practical expedient related to quantifying remaining performance obligations since the majority of your contracts are one year or less. Please tell us if you have applied these practical expedients to contracts with terms in excess of one year and, if so, how your application of these
 Ware H. Grove
CBIZ, Inc.
November 8, 2018
Page 2
         practical expedients is consistent with ASC 340-40-25-4 and ASC 606-10-50-14.
2. You disclose that revenue from fixed-fee arrangements in the financial services segment is measured in hours worked and anticipated realization. Please explain to us what you mean by "anticipated realization" and how it impacts your accounting for these arrangements.
3. Please explain your outcome-based arrangements within the financial services segment and how you account for them. Refer to the authoritative guidance you relied upon.
4. Please tell us and disclose, if material, the amount of investment income revenue that is outside the scope of ASC 606. Refer to ASC 606-10-50-4(a).
5. You disclose that advisory revenue is recognized when the quarterly data becomes available. Please explain for basis for recognizing revenue when the data becomes available and refer to the authoritative guidance that supports your accounting.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Diane Fritz, Staff Accountant, at 202-551-3331 or Christine Dietz,
Assistant Chief Accountant, at 202-551-3408 with any questions.



                                                               Sincerely,
FirstName LastNameWare H. Grove
                                                               Division of
Corporation Finance
Comapany NameCBIZ, Inc.
                                                               Office of
Information Technologies
November 8, 2018 Page 2                                        and Services
FirstName LastName